Filed By First Trust Strategic High Income Fund II
                          Pursuant to Rule 425 under the Securities Act of 1933,

                         Subject Company: First Trust Strategic High Income Fund
                                                  Commission File No.: 811-21756
                     Subject Company: First Trust Strategic High Income Fund III
                                                  Commission File No.: 811-21994




PRESS RELEASE                                 SOURCE:  First Trust Advisors L.P.





               FIRST TRUST CLOSED-END FUNDS' SHAREHOLDERS APPROVE
                         REORGANIZATION OF THREE FUNDS

WHEATON, IL - (BUSINESS WIRE) - August 9, 2011 - First Trust Advisors L.P. ("FTA") announced today that, at joint special meetings held yesterday, shareholders of First Trust Strategic High Income Fund (NYSE: FHI) and First Trust Strategic High Income Fund III (NYSE: FHO) approved the reorganizations of each of FHI and FHO into First Trust Strategic High Income Fund II (NYSE: FHY) and shareholders of FHY approved the issuance of additional common shares of FHY in connection with the reorganizations. FHI, FHO and FHY are closed-end funds managed by FTA (the "Funds").

In connection with the reorganizations, FHY will acquire all of the assets and liabilities of FHI and FHO in separate tax-free transactions for common shares of FHY. Each reorganization, if completed, will occur based on the relative net asset values of FHY, FHI and FHO. It is currently expected that the reorganizations will be concluded in the third quarter of 2011, subject to all regulatory requirements and customary closing conditions being satisfied. The Funds will issue a press release announcing the closing date of the reorganizations and the final distributions for FHI and FHO shareholders.

This press release is not intended to, and shall not, constitute an offer to purchase or sell shares of any of the Funds, including FHY, the surviving fund in the reorganizations. Investors should consider the investment objectives, risks, charges and expenses of the Funds carefully and consider in its entirety the Joint Proxy Statement/Prospectus relating to the reorganizations which contains important information regarding the investment objectives and policies, risks, charges, expenses and other important information about FHY.

FHY is a diversified, closed-end management investment company that seeks to provide a high level of current income. As a secondary objective, FHY seeks to provide capital growth. FHY pursues these investment objectives by investing up to 100% of its managed assets in a diversified portfolio of high income producing securities that the investment sub-advisor believes offer attractive yield and capital appreciation potential.

FTA, the investment advisor for each Fund, along with its affiliate, First
Trust Portfolios L.P., are privately-held companies which provide a variety of investment services, including asset management, financial advisory services, and municipal and corporate investment banking, with collective assets under management or supervision of approximately $51 billion as of June 30, 2011 through closed-end funds, unit investment trusts, mutual funds, separate managed accounts and exchange-traded funds.

Brookfield Investment Management Inc., the investment sub-advisor for each Fund, is a global investment advisor focused on specialized equity and fixed income securities investments. The firm is a subsidiary of Brookfield Asset Management Inc., a leading global asset manager with over $150 billion in assets under management as of June 30, 2011 and over 100 years of experience in the property, power and infrastructure industries. Brookfield Investment Management Inc. is an SEC registered investment advisor, and with its affiliates had approximately $24 billion in assets under management as of June 30, 2011. Headquartered in New York, the firm maintains offices and investment teams in Chicago, Boston, London, Hong Kong, Sydney and Toronto.

FORWARD-LOOKING STATEMENTS

Certain statements made in this news release that are not historical facts are referred to as "forward-looking statements" under the U.S. federal securities laws. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "project," "will" and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ from the historical experience of FTA and the closed-end funds managed by FTA and its present expectations or projections. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. FTA and the closed-end funds managed by FTA undertake no responsibility to update publicly or revise any forward-looking statements.

The Annual and Semi-Annual Reports and other regulatory filings of the Funds with the SEC are accessible on the SEC's web site at www.sec.gov. In addition, the Joint Proxy Statement/Prospectus relating to the reorganizations contains important information and shareholders are urged to read it. Free copies of the Joint Proxy Statement/Prospectus are available by calling FTA toll-free at (800) 621-1675 or on the SEC's web site at www.sec.gov.



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CONTACT:  Jeff Margolin - (630) 915-6784


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CONTACT:  Jim Dykas - (630) 517-7665


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SOURCE: First Trust Advisors L.P.